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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 1)


                         THE ESTEE LAUDER COMPANIES INC.
                         -------------------------------
                                (Name of Issuer)


     CLASS A COMMON STOCK,
   PAR VALUE $0.01 PER SHARE                                    518439 10 4
   -------------------------                                    -----------
(Title of class of securities)                                 (CUSIP number)


                            CAROL S. BOULANGER, ESQ.
                       PILLSBURY WINTHROP SHAW PITTMAN LLP
                                  1540 BROADWAY
                          NEW YORK, NEW YORK 10036-4039
                                 (212) 858-1000
                 ---------------------------------------------
                 (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  MARCH 4, 2008
                                  -------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

------------------------------------ --------------------- ------------------------------ -----------------------------------------
CUSIP No.                            518439 10 4                        13D                                    Page 2
------------------------------------ --------------------- ------------------------------ -----------------------------------------
------------- -------------------------------------------------- ------------------------------------------------------------------
  1           NAME OF REPORTING PERSONS:                         Gary M. Lauder Revocable Trust u/a/ dated October 6, 2003
                                                                 (formerly known as the Gary M. Lauder Revocable Trust u/a/d as of
                                                                 August 10, 2000)
------------- -------------------------------------------------------------------- ------------------------------------------------
  2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (a) [ ]
                                                                                                                     (b) [X]
------------- ---------------------------------------------------------------------------------------------------------------------
  3           SEC USE ONLY

------------- ------------------------------- -------------------------------------------------------------------------------------
  4           SOURCE OF FUNDS:                                                           Not applicable

------------- -------------------------------------------------------------------- ------------------------------------------------
  5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                                [ ]
              TO ITEM 2(d) OR 2(e):
------------- -------------------------------------------------- ------------------------------------------------------------------
  6           CITIZENSHIP OR PLACE OF ORGANIZATION:                                      New York

------------------------ ------- ------------------------------------------- ------------------------------------------------------
    NUMBER OF              7     SOLE VOTING POWER:                          -0-
     SHARES
                         ------- ------------------------------------------- ------------------------------------------------------
  BENEFICIALLY             8     SHARED VOTING POWER:                        -0-
    OWNED BY
                         ------- ------------------------------------------- ------------------------------------------------------
      EACH                 9     SOLE DISPOSITIVE POWER:                     -0-
    REPORTING
                         ------- ------------------------------------------- ------------------------------------------------------
   PERSON WITH             10    SHARED DISPOSITIVE POWER:                   -0-

------------- -------------------------------------------------------------- ------------------------------------------------------
  11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       -0-

------------- -------------------------------------------------------------------- ------------------------------------------------
  12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                                   [ ]
              SHARES:

------------- ------------------------------------------------------------------------------- -------------------------------------
  13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                      0.0%

------------- -------------------------------------------------- ------------------------------------------------------------------
  14          TYPE OF REPORTING PERSON:                          OO

------------- -------------------------------------------------- ------------------------------------------------------------------


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
         This Amendment No. 1 amends the Schedule 13D previously filed with the Securities and Exchange Commission on May 16, 2002 (the "Schedule 13D"), and is filed by the Gary M. Lauder Revocable Trust u/a dated October 6, 2003 (formerly known as the Gary M. Lauder Revocable Trust u/a/d as of August 10, 2000) (the "Reporting Person") ,with respect to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of The Estee Lauder Companies Inc. (the "Issuer"). Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D. The complete name of the Reporting Person is the Second Amendment and Restatement of the Gary M. Lauder Revocable Trust u/a dated October 6, 2003.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         Item 5 is supplemented as follows:

         (a) The responses of the Reporting Person to Rows (11) through (13) of the cover page of this Amendment No. 1 are incorporated herein by reference. As of March 5, 2008, the Reporting Person beneficially owned zero shares of Class A Common Stock, representing zero percent of the outstanding shares of Class A Common Stock of the Issuer.

         Other parties to the Stockholders' Agreement report their beneficial ownership separately on Schedule 13G or Schedule 13D, as the case may be.

         (b) The responses of the Reporting Person to (i) Rows (7) through (10) of the cover page of this Amendment No. 1 and (ii) Item 5(a) hereof are incorporated herein by reference. Gary M. Lauder, as the sole trustee of the Reporting Person, has sole voting and dispositive power with respect to shares of Class A Common Stock beneficially owned by the Reporting Person.

         (c) During the past 60 days, the Reporting Person (i) gifted 35,400 shares of Class A Common Stock on February 20, 2008, in accordance with a plan intending to satisfy the requirement of Rule 10b5-1(c) under the Exchange Act and (ii) effected the following sales of Class A Common Stock in market transactions through the NYSE in accordance with a plan intending to satisfy the requirements of Rule 10b5-1(c) under the Exchange Act:

       Trade Date of                 Amount of                    Price
        Transaction                 Securities*                per Share*
        -----------                 -----------                ----------

         2/20/2008                    25,000                     $42.0488
         2/21/2008                    25,000                     $42.1384
         2/22/2008                    25,000                     $41.8261
         2/25/2008                    25,000                     $42.854
         2/26/2008                    25,000                     $43.4235
         2/27/2008                    25,000                     $43.5937
         2/28/2008                    25,000                     $42.9064
         2/29/2008                    25,000                     $42.4547
         3/3/2008                     25,000                     $43.0958
         3/4/2008                     25,000                     $43.156


         * Shares of Class A Common Stock were sold over the day, and the aggregate amount and average price are indicated. Excludes brokerage commissions.


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         (d) Gary M. Lauder, as the sole trustee and beneficiary of the
Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock owned by the Reporting Person.

         (e) On March 4, 2008, the Reporting Person ceased to be a beneficial owner of more than five percent of the Class A Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is supplemented as follows:

         The Stockholders' Agreement was amended by Amendment No. 6 to the Stockholders' Agreement, effective December 14, 2004, to delete a party, and such amendment is Exhibit H hereto. The parties to the Stockholders' Agreement, as amended, are listed on Exhibit I hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is supplemented as follows:

         Exhibit H    Amendment No. 6 to Stockholders' Agreement (Amendment No.
                      6 to Stockholders' Agreement (filed by the Issuer as
                      Exhibit 10.2 to its Quarterly Report on Form 10-Q for the quarter ended December 31, 2004) (SEC File No. 1-14064) and incorporated by reference herein).

         Exhibit I    List of parties to Stockholders' Agreement (as of March 5,
                      2008).






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                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: March 6, 2008

                                          Gary M. Lauder Revocable Trust u/a
                                          dated October 6, 2003

                                          By: /s/ Gary M. Lauder
                                              ---------------------------------
                                              Gary M. Lauder, Trustee

















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                                  EXHIBIT INDEX


Exhibit H             Amendment No. 6 to Stockholders' Agreement (Amendment No.
                      6 to Stockholders' Agreement (filed by the Issuer as
                      Exhibit 10.2 to its Quarterly Report on Form 10-Q for the quarter ended December 31, 2004) (SEC File No. 1-14064) and incorporated by reference herein).

Exhibit I             List of parties to Stockholders' Agreement (as of March 5,
                      2008).